Exhibit 99.1

PAYPAY CORPORATION

Condensed Consolidated Statements of Financial Position (Unaudited)

	(In millions of yen)
	Notes	March 31, 2026	September 30, 2026
Assets
Cash and cash equivalents	6	363,083	570,085
Guarantee deposits	7	74,139	49,384
Call loans		40,014	51
Accounts receivable	8	150,372	193,801
Loans and advances to customers	9,20	2,512,851	2,737,424
Securities	10,20	1,736,835	1,881,558
Other financial assets	20	32,293	39,358
Property and equipment		14,879	15,311
Right-of-use assets		12,175	10,761
Intangible assets	11	66,466	65,886
Goodwill		15,157	15,157
Investments accounted for using the equity method	21	12,762	8,174
Deferred tax assets		107,275	102,282
Other assets		37,711	40,929
Total assets		5,176,012	5,730,161
Liabilities
Deposits	12,20	2,952,495	3,215,443
Accounts payable	13	1,122,338	1,081,409
Income tax payables		13,073	13,790
Borrowings	14,20	564,956	861,699
Other financial liabilities	20	48,116	57,057
Provisions		7,403	7,595
Lease liabilities	14	9,549	8,443
Deferred tax liabilities		206	165
Other liabilities		27,115	21,662
Total liabilities		4,745,251	5,267,263
Shareholders' equity
Issued capital	15	200,635	201,041
Share premium	15	86,730	87,507
Retained earnings	15	109,869	145,608
Accumulated other comprehensive loss	15	(3,055)	(8,358)
Equity attributable to owners of the parent company		394,179	425,798
Non-controlling interests		36,582	37,100
Total shareholders' equity		430,761	462,898
Total liabilities and shareholders' equity		5,176,012	5,730,161

See Notes to Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Profit or Loss (Unaudited)

		(In millions of yen)
		For the six months ended
	Notes	September 30, 2025	September 30, 2026
Transaction and service income		118,907	146,830
Interest income		53,313	73,327
Gains (losses) on financial instruments		5,523	6,065
Other operating income		889	1,681
Total revenue	5,16	178,632	227,903
Point expenses		(28,421)	(32,484)
Settlement related cost		(23,901)	(27,102)
Employee benefit expenses		(21,729)	(23,620)
Provision for loss allowance		(11,313)	(17,736)
Professional and outsourcing services expenses		(14,814)	(13,292)
Other operating expenses		(42,002)	(50,632)
Total operating expenses	5,17	(142,180)	(164,866)
Operating profit	5	36,452	63,037
Share of loss of investments accounted for using the equity method	21	(163)	(4,678)
Profit before tax		36,289	58,359
Income tax benefit (expense)		47,740	(20,170)
Profit for the period		84,029	38,189
Attributable to
Owners of the parent company		83,097	35,739
Non-controlling interests		932	2,450

			(In yen)
Earnings per share
Earnings per share attributable to owners of the parent company (1)
Basic earnings per share	18	131.01	52.77
Diluted earnings per share	18	131.01	52.44
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the six months ended September 30, 2025 has been retrospectively adjusted.

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		(In millions of yen)
		For the three months ended
	Notes	September 30, 2025	September 30, 2026
Transaction and service income		62,091	76,869
Interest income		27,878	38,183
Gains (losses) on financial instruments		1,962	2,261
Other operating income		547	802
Total revenue	5,16	92,478	118,115
Point expenses		(15,268)	(16,443)
Settlement related cost		(12,329)	(13,912)
Employee benefit expenses		(10,946)	(11,854)
Provision for loss allowance		(6,073)	(9,422)
Professional and outsourcing services expenses		(7,077)	(6,774)
Other operating expenses		(20,297)	(26,538)
Total operating expenses	5,17	(71,990)	(84,943)
Operating profit	5	20,488	33,172
Share of loss of investments accounted for using the equity method	21	(58)	(4,618)
Profit before tax		20,430	28,554
Income tax benefit (expense)		52,790	(10,114)
Profit for the period		73,220	18,440
Attributable to
Owners of the parent company		72,586	17,311
Non-controlling interests		634	1,129

			(In yen)
Earnings per share
Earnings per share attributable to owners of the parent company (1)
Basic earnings per share	18	113.85	25.56
Diluted earnings per share	18	113.85	25.42
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the three months ended September 30, 2025 has been retrospectively adjusted.

See Notes to Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	(In millions of yen)
		For the six months ended
	Notes	September 30, 2025	September 30, 2026
Profit for the period		84,029	38,189
Other comprehensive income (loss) for the period, net of tax
Items that will not be reclassified to profit or loss
Changes in the fair value of equity instruments at FVTOCI	10	—	(3,280)
Total items that will not be reclassified to profit or loss		—	(3,280)
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI	15	(53)	(2,694)
Exchange differences on translation of foreign operations	15	(13)	(44)
Total items that may be reclassified subsequently to profit or loss		(66)	(2,738)
Total other comprehensive income (loss) for the period, net of tax		(66)	(6,018)
Total comprehensive income for the period, net of tax		83,963	32,171

Total comprehensive income for the period, net of tax attributable to
Owners of the parent company		82,933	30,436
Non-controlling interests		1,030	1,735

	(In millions of yen)
		For the three months ended
	Notes	September 30, 2025	September 30, 2026
Profit for the period		73,220	18,440
Other comprehensive income (loss) for the period, net of tax
Items that will not be reclassified to profit or loss
Changes in the fair value of equity instruments at FVTOCI	10	—	(3,280)
Total items that will not be reclassified to profit or loss		—	(3,280)
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI	15	(925)	(2,585)
Exchange differences on translation of foreign operations	15	(4)	(51)
Total items that may be reclassified subsequently to profit or loss		(929)	(2,636)
Total other comprehensive income (loss) for the period, net of tax		(929)	(5,916)
Total comprehensive income for the period, net of tax		72,291	12,524

Total comprehensive income for the period, net of tax attributable to
Owners of the parent company		71,882	12,096
Non-controlling interests		409	428

See Notes to Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Changes in Equity (Unaudited)

For the six months ended September 30, 2025
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders' equity
Balance as of April 1, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731
Profit for the period		—	—	83,097	—	83,097	932	84,029
Other comprehensive income (loss)		—	—	—	(164)	(164)	98	(66)
Total comprehensive income for the period		—	—	83,097	(164)	82,933	1,030	83,963
Dividends paid to non-controlling interests		—	—	—	—	—	(2,909)	(2,909)
Dividends paid to the ultimate parent company		—	—	(311)	—	(311)	—	(311)
Issuance of new shares		60,971	60,360	—	—	121,331	—	121,331
Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation		—	(36,827)	—	—	(36,827)	(86,358)	(123,185)
Other		—	—	34	(31)	3	1	4
Total transactions with owners and other transactions		60,971	23,533	(277)	(31)	84,196	(89,266)	(5,070)
Balance as of September 30, 2025		152,405	37,260	77,933	(574)	267,024	35,600	302,624

For the six months ended September 30, 2026
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders' equity
Balance as of April 1, 2026		200,635	86,730	109,869	(3,055)	394,179	36,582	430,761
Profit for the period		—	—	35,739	—	35,739	2,450	38,189
Other comprehensive loss		—	—	—	(5,303)	(5,303)	(715)	(6,018)
Total comprehensive income for the period		—	—	35,739	(5,303)	30,436	1,735	32,171
Dividends paid to non-controlling interests		—	—	—	—	—	(1,379)	(1,379)
Issuance of new shares	15	406	213	—	—	619	—	619
Share-based payment transactions		—	564	—	—	564	—	564
Capital contribution from non-controlling interests		—	—	—	—	—	162	162
Total transactions with owners and other transactions		406	777	—	—	1,183	(1,217)	(34)
Balance as of September 30, 2026		201,041	87,507	145,608	(8,358)	425,798	37,100	462,898

See Notes to Condensed Consolidated Financial Statements

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Condensed Consolidated Statements of Cash Flows (Unaudited)

	(In millions of yen)
		For the six months ended
	Notes	September 30, 2025	September 30, 2026
Cash flows from (used in) operating activities
Profit before tax		36,289	58,359
Adjustments for:
Depreciation and amortization		12,281	13,405
Share of loss of investments accounted for using the equity method (1)	21	163	4,678
Loss on disposal of property and equipment and intangible assets		339	779
Share-based payment expenses		—	418
Other income and costs		(542)	(435)
Changes in assets and liabilities:
Guarantee deposits	7	28,810	24,755
Call loans		(43,000)	39,963
Accounts receivable	8	(42,164)	(43,537)
Loans and advances to customers	9	(166,975)	(224,573)
Securities	10	(57,209)	(60,723)
Deposits	12	345,207	262,948
Accounts payable	13	4,921	(41,370)
Other financial assets		(2,438)	(2,984)
Other financial liabilities		19,670	8,571
Provisions		(50)	196
Other		(852)	(10,470)
Cash provided by operations		134,450	29,980
Income tax paid		(7,739)	(14,355)
Income tax refunded		860	1,101
Net cash provided by operating activities		127,571	16,726

Cash flows from (used in) investing activities
Purchases of securities	10	(308,161)	(211,302)
Proceeds from sales/redemption of securities	10	90,146	121,991
Purchases of property and equipment		(3,575)	(3,232)
Purchases of intangible assets	11	(8,761)	(8,411)
Purchase of investment accounted for using the equity method		(11,655)	—
Other		(2,358)	(3,274)
Net cash used in investing activities		(244,364)	(104,228)

Cash flows from (used in) financing activities
Net increase in short-term borrowings	14	40,000	304,593
Proceeds from borrowings	14	652,150	223,000
Repayments of borrowings	14	(544,966)	(230,850)
Repayments of lease liabilities	14	(1,526)	(1,176)
Proceeds from issuance of new common shares		121,331	229
Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control		(130,185)	—
Dividends paid to non-controlling interests		(2,909)	(1,379)
Dividends paid to the ultimate parent company		(311)	—
Other		—	162
Net cash provided by financing activities		133,584	294,579

Effect of exchange rate changes on cash and cash equivalents		(19)	(75)
Increase in cash and cash equivalents		16,772	207,002
Cash and cash equivalents at the beginning of the period	6	369,811	363,083
Cash and cash equivalents at the end of the period	6	386,583	570,085
(1)
The comparative amount of 163 million yen for "Share of loss of investments accounted for using the equity method" has been reclassified from "Other income and costs". This reclassification was made because the financial significance of this item increased.

See Notes to Condensed Consolidated Financial Statements

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Notes to Condensed Consolidated Financial Statements (Unaudited)

1.
Reporting Entity

PayPay Corporation (the “Company”, “we”, “us”, or “our”) was incorporated in June 2018 in Japan as a corporation (kabushiki kaisha) in accordance with the Companies Act of Japan (the “Companies Act”). The Company's registered office is located at 1-3, Kioicho, Chiyoda-ku, Tokyo, Japan. The Company's condensed consolidated financial statements comprise the financial information of the Company and its subsidiaries (collectively, the “Group”). The Group is composed of two reportable segments: Payment segment and Financial service segment. Payment segment includes payment settlement services and related services through our PayPay app, and credit payment settlement services such as revolving and installment payment options and cash advances. Financial service segment includes internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

The Company is 47.1% owned directly by B Holdings Corporation, 28.5% by SVF II Piranha (DE) LLC, 7.5% by LY Corporation, and 7.5% by SoftBank Corp. The ultimate parent company of the Company is SoftBank Group Corp. (“SBG”).

The intermediate parent of the Company is B Holdings Corporation, which is owned by SBG through the following entities:　LY Corporation, A Holdings Corporation, and SoftBank Corp.

2.
Basis of Preparation
(1)
Compliance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”)

The Group's condensed consolidated financial statements have been prepared on a going concern basis in accordance with IAS 34 issued by the International Accounting Standards Board (“IASB”).

The Group's condensed consolidated financial statements do not contain all the information required in the annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as of and for the fiscal years ended March 31, 2025 and 2026, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

(2)
Basis of Measurement

The Group's condensed consolidated financial statements have been prepared on a historical cost basis except for items such as financial instruments measured at fair value, and business combinations under common control accounted for using the book value in the ultimate parent company's consolidated financial statements.

(3)
Functional Currency and Presentation Currency

Unless otherwise indicated, the Group's condensed consolidated financial statements are presented in Japanese yen, which is both the functional currency of the Company and the presentation currency of the Group, and amounts are rounded to the nearest million Japanese yen.

3.
Material Accounting Policies

The material accounting policies applied in the Group's condensed consolidated financial statements are consistent with those of the consolidated financial statements as of and for the years ended March 31, 2025 and 2026, except for the following.

Income tax

Income tax expense for interim periods is determined by applying the estimated annual effective tax rate to profit before tax, in accordance with IAS 34. The estimated annual effective tax rate reflects management's current expectations for the full fiscal year, based on assessments performed at each group company, and is subject to change as new information becomes available. Any revisions to these estimates are recognized in the interim period in which the changes occur.

Equity instruments measured at fair value through other comprehensive income (“FVTOCI”)

At initial recognition, the Group makes an irrevocable election for equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income and classifies such investments as “equity instruments measured at FVTOCI”. Subsequent to initial recognition, equity instruments measured at FVTOCI are measured at fair value, and gains or losses arising from changes in fair value are recognized in other comprehensive income. Dividends received on equity instruments measured at FVTOCI are recognized in profit or loss.

During the six months ended September 30, 2026, the Group acquired shares of Seven & i Holdings Co., Ltd. and elected to designate the investment as an equity instrument measured at FVTOCI. Refer to Note 10, Securities for details.

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4.
Use of Estimates and Judgments

The preparation of the Group's condensed consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management considering historical experience and various factors deemed to be reasonable as of the end of the reporting period. Given their nature, uncertainty about these estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and assumptions are continuously reviewed by the management, as these estimates may change as new events occur. The effects of a change in estimates and assumptions are recognized in the period of the change and in any future periods affected.

The condensed consolidated financial statements are prepared based on the same material judgments, estimates, and assumptions as those applied and described in the consolidated financial statements as of and for the years ended March 31, 2025 and 2026, except for the judgments, estimates, and assumptions related to the impairment of investments accounted for using the equity method. Refer to Note 21, Investments Accounted for Using the Equity Method for details.

5.
Segment Information
(1)
Overview of Reportable Segments

The Group's operating segments are components of the Group that engage in business activities from which they may earn revenues and incur expenses, for which discrete financial information is available, and whose operating results are regularly reviewed by the Chief Executive Officer (“CEO”), the Group's Chief Operating Decision Maker (“CODM”), to make decisions about resource allocation and assess performance. Accordingly, the Group has two operating segments, Payment segment and Financial service segment, which are also reportable segments that are determined based on the Group's corporate structure and the nature of services as described below.

(i)
Payment segment

The Payment segment mainly consists of PayPay Corporation and PayPay Card Corporation. This segment includes payment settlement services and related services offered through our PayPay app and credit payment settlement services such as revolving and installment payment options and cash advances.

(ii)
Financial service segment

The Financial service segment mainly consists of PayPay Bank Corporation, PayPay Securities Corporation, and Credit Engine, Inc. This segment includes financial services such as internet banking services, securities intermediary services and PayPay Point investment-related services, and loan management services.

(2)
Profit or Loss for the Group's Reportable Segments

The Group's CODM primarily uses revenue and operating profit or loss to allocate resources and assess performance. The Group's segment profit for each reportable segment is prepared on the same basis as the Group's condensed consolidated financial statements. The total of individual segment profit is equivalent to operating profit presented on the Group's Condensed Consolidated Statements of Profit or Loss.

Segment financial information presented below does not include assets or liabilities, as the Group's CODM does not allocate resources or assess performance based on such information. Inter-segment transaction prices are determined in the same manner as arm's length transactions with external customers.

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For the six months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	104,501	14,406	—	118,907
Inter-segment revenue	484	390	(874)	—
Total transaction and service income	104,985	14,796	(874)	118,907
Interest income	39,720	13,593	—	53,313
Gains (losses) on financial instruments	1,802	3,721	—	5,523
Other operating income	799	90	—	889
Total revenue	147,306	32,200	(874)	178,632
Operating expenses (1)	(115,781)	(27,273)	874	(142,180)
Segment profit	31,525	4,927	—	36,452

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(163)
Profit before tax				36,289

For the six months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	131,258	15,572	—	146,830
Inter-segment revenue	752	606	(1,358)	—
Total transaction and service income	132,010	16,178	(1,358)	146,830
Interest income	51,037	23,588	(1,298)	73,327
Gains (losses) on financial instruments	719	5,343	3	6,065
Other operating income	1,561	254	(134)	1,681
Total revenue	185,327	45,363	(2,787)	227,903
Operating expenses (1)	(136,343)	(31,225)	2,702	(164,866)
Segment profit	48,984	14,138	(85)	63,037

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(4,678)
Profit before tax				58,359

For the three months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	54,858	7,233	—	62,091
Inter-segment revenue	237	202	(439)	—
Total transaction and service income	55,095	7,435	(439)	62,091
Interest income	20,459	7,419	—	27,878
Gains (losses) on financial instruments	239	1,723	—	1,962
Other operating income	494	53	—	547
Total revenue	76,287	16,630	(439)	92,478
Operating expenses (1)	(59,258)	(13,171)	439	(71,990)
Segment profit	17,029	3,459	—	20,488

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(58)
Profit before tax				20,430

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For the three months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	69,078	7,791	—	76,869
Inter-segment revenue	342	343	(685)	—
Total transaction and service income	69,420	8,134	(685)	76,869
Interest income	26,329	12,584	(730)	38,183
Gains (losses) on financial instruments	208	2,050	3	2,261
Other operating income	787	132	(117)	802
Total revenue	96,744	22,900	(1,529)	118,115
Operating expenses (1)	(70,282)	(16,147)	1,486	(84,943)
Segment profit	26,462	6,753	(43)	33,172

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(4,618)
Profit before tax				28,554
(1)
For details of operating expenses, refer to Note 17, Operating Expenses.

6. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Cash and demand deposits	53,439	79,011
Time deposits (maturities of three months or less)	—	629
Restricted cash related to transfers of credit card receivables	697	697
Subtotal	54,136	80,337
Financial service:
Cash and demand deposits	16,322	16,762
Deposits with the Bank of Japan (1)	292,622	472,986
Other	3	—
Subtotal	308,947	489,748
Total	363,083	570,085
(1)
The Company's banking subsidiary, PayPay Bank Corporation, is required by the Act on the Reserve Deposit Requirement System to deposit with the Bank of Japan an amount exceeding a certain ratio of deposits (legal reserve), and it deposits an amount exceeding the legal reserve.

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7. Guarantee Deposits

Guarantee deposits are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Guarantee deposits under Payment Services Act (1)(2)(3)(4)	49,734	29,253
Subtotal	49,734	29,253
Financial service:
Other (4)(5)	24,405	20,131
Subtotal	24,405	20,131
Total	74,139	49,384
(1)
In accordance with the Payment Services Act of Japan, the Company is required to implement prescribed safeguarding measures for unused prepaid balances held by users of PayPay settlement services (the "PayPay Users"). The balance is required to cover 100% of the total unused prepaid balance of PayPay Money and 50% of the total unused prepaid balance of PayPay Money Lite. The Company has implemented the prescribed safeguarding measures by (i) making a security deposit with the Legal Affairs Bureau, (ii) depositing Japanese government bonds with the Legal Affairs Bureau, (iii) establishing a trust and reporting the trust arrangement to the Kanto Local Finance Bureau, and (iv) entering into a guarantee agreement and reporting the agreement to the Kanto Local Finance Bureau. The trust is included in the scope of consolidation. During the six months ended September 30, 2026, the Company entered into a guarantee agreement with a financial institution and implemented an additional method for safeguarding the unused prepaid balance of PayPay Money Lite.
(2)
The total amount of the guarantee deposits in cash, the Japanese government bonds, and assets held by the trust amounts to 306,747 million yen and 311,706 million yen as of March 31, 2026 and September 30, 2026, respectively. Under the trust arrangement, the Company has deposited 196,500 million yen and 229,200 million yen with PayPay Bank Corporation as of March 31, 2026 and September 30, 2026, respectively, and the funds are managed and invested in the ordinary course of business in accordance with applicable banking laws and regulations.
(3)
The balance also includes regulatory safeguarding assets maintained in connection with digital wage payment services pursuant to the Ordinance for Enforcement of the Labor Standards Act of Japan. The balance amounts to 5,011 million yen and 5,017 million yen as of March 31, 2026 and September 30, 2026, respectively.
(4)
Guarantee deposits are classified as financial assets measured at amortized cost.
(5)
These are mainly cash segregated as reserve deposits for customers.

8. Accounts Receivable

Accounts receivable are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Receivables from financial institutions (1) (3)	34,872	42,605
Settlement receivables (2)(3)	91,343	99,624
Other receivables (3)	24,943	52,359
Loss allowance	(786)	(787)
Total	150,372	193,801
(1)
"Receivables from financial institutions" consists of the amounts equivalent to PayPay Balance and Other Items collected by financial institutions from PayPay Users that have not yet been remitted to the Group as of the period-end, and the balance of this item is subject to fluctuations due to the number of business days between the direct debit date and the period-end. The comparative amount of 34,872 million yen for "Receivables from financial institutions" has been reclassified from "Other receivables". This reclassification was made because the financial significance of this item increased due to an increase in receivables awaiting remittance from financial institutions, driven by fewer business days between the direct debit date and the period-end.
(2)
Settlement receivables are primarily due from external payment service providers, who collect the amount equivalent to PayPay Balance and other items charged by PayPay Users through their payment methods on behalf of the Group. Refer to Note 12, Deposits for definition of PayPay Balance and other items.
(3)
These assets are classified as financial assets measured at amortized cost.

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9. Loans and Advances to Customers

Loans and advances to customers are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Credit card receivables	1,321,827	1,398,378
Loss allowance	(45,312)	(55,971)
Subtotal	1,276,515	1,342,407
Financial service:
Mortgage loans (1) (2)	909,483	1,023,090
Overdraft	312,255	348,432
Other	16,879	26,201
Loss allowance	(2,281)	(2,706)
Subtotal	1,236,336	1,395,017
Total	2,512,851	2,737,424
(1)
Mortgage loans include the loans acquired from a financial institution with a guarantee provided by the seller up to 1% of the transferred loan balance. The remaining balances of acquired loans were 175,950 million yen and 170,308 million yen as of March 31, 2026 and September 30, 2026, respectively.
(2)
In September 2026, the Group established trust beneficial interests backed by a portion of its mortgage loans and pledged such interests as collateral at the Bank of Japan. As of September 30, 2026, the carrying amount of the mortgage loans underlying such trust beneficial interests was 296,320 million yen. If any mortgage loans held in the trust fail to meet the eligibility requirements established by the Bank of Japan, the Group is required to pay an amount equal to the outstanding principal balance of such mortgage loans into the trust and reacquire the loans as its own assets.

10. Securities

Securities are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
Japanese government bonds (1)	65,612	58,272
Equity securities (2)	—	96,803
Subtotal	65,612	155,075
Financial service:
Japanese government bonds and municipal bonds (3)	713,244	731,735
Corporate and other debt securities (3)	416,121	404,396
Asset-backed securities	337,685	321,250
Exchange traded funds (4)	202,879	265,995
Equity securities	1,294	3,107
Subtotal	1,671,223	1,726,483
Total	1,736,835	1,881,558
(1)
Japanese government bonds within Payment segment are purchased for the purpose of meeting the deposit requirement under the Payment Services Act. Refer to Note 7, Guarantee Deposits for details.
(2)
Equity securities include shares of Seven & i Holdings Co., Ltd. acquired by the Group in August 2026. The Group irrevocably designated the investment as an equity instrument measured at fair value through other comprehensive income because the investment is held to maintain or enhance a business relationship and it is not held for trading. The fair value of the shares as of September 30, 2026 was 96,788 million yen.
(3)
These securities include securities pledged as collateral to the Bank of Japan and the Japanese Banks' Payment Clearing Network, as well as securities used in repurchase transactions.
(4)
Exchange traded funds are mainly held for PayPay Point investment-related business.

―12―

11. Intangible Assets

Changes in intangible assets are as follows:

	(In millions of yen)
	For the six months ended
	September 30, 2025	September 30, 2026
Balance as of April 1	65,672	66,466
Additions	8,758	8,390
Amortization	(7,554)	(8,440)
Other	(281)	(530)
Balance as of September 30	66,595	65,886

12. Deposits

Deposits are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Payment:
PayPay Users' deposits (1)(2)(3)	451,263	491,778
Subtotal	451,263	491,778
Financial service:
Deposits from customers in the banking business
Demand deposits (3)	2,090,486	2,164,265
Time deposits (3)	178,594	268,744
Deposits from customers in the securities intermediary business (3)	221,374	279,576
Other (3)	10,778	11,080
Subtotal	2,501,232	2,723,665
Total	2,952,495	3,215,443
(1)
PayPay Users' deposits consist of PayPay Balance and other items held by PayPay Users, including deposits and points accrued by PayPay Users.
(2)
PayPay Users' deposits include PayPay Money which PayPay Users can withdraw at users' discretion. The balance of PayPay Money amounts to 212,179 million yen and 234,264 million yen as of March 31, 2026 and September 30, 2026, respectively.
(3)
These deposits are classified as financial liabilities measured at amortized cost.

13. Accounts Payable

Accounts payable are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Settlement payable (1)	1,069,525	1,032,253
Credit card payable (1)	30,867	28,305
Other payables(1)	21,946	20,851
Total	1,122,338	1,081,409
(1)
These accounts payable are classified as financial liabilities measured at amortized cost.

―13―

14. Borrowings and Lease Liabilities

Borrowings and lease liabilities are as follows:

	(In millions of yen)
	March 31, 2026	September 30, 2026
Borrowings
Payment:
Loan payables (1)	280,825	513,075
Commercial papers	73,000	64,000
Subtotal	353,825	577,075
Financial service:
Loan payables (2)	211,131	284,624
Subtotal	211,131	284,624
Total	564,956	861,699

Lease liabilities
Payment	9,096	8,062
Financial service	453	381
Total	9,549	8,443
(1)
The increase in loan payables in the Payment segment was primarily attributable to increased financing in the credit card business through securitization of card receivables and other financing arrangements to support the growth in card receivables.
(2)
The balance of loan payables in the Financial service segment consists of borrowings under repurchase agreements and borrowings from the Bank of Japan as of March 31, 2026 and September 30, 2026.

15. Issued Capital and Reserves

(1)
Authorized Shares and Issued Capital

The movement of authorized shares and shares issued is as follows:

	(In thousands of shares)
	Number of authorized shares	Number of shares issued (2)(3)
Common shares (1)
April 1, 2026	1,600,000	676,956
Increase during the period (2)	—	387
Decrease during the period	—	—
September 30, 2026 (3)	1,600,000	677,343
(1)
Holders of common shares are entitled to receive dividends. In principle, each share unit (100 shares) carries one vote at general meetings of shareholders. All shares issued by the Company have no par value and the Company holds no Treasury Shares of the Company. Common shares are reserved for issue under outstanding share options.
(2)
During the period, stock options issued by the Company were exercised, resulting in an increase in the number of issued shares.
(3)
All common shares are fully paid as of September 30, 2026.
(2)
Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) are as follows:

		(In millions of yen)
	Changes in equity instruments measured at FVTOCI	Changes in debt instruments measured at FVTOCI	Exchange differences on translation of foreign operations
Balance as of April 1, 2026	—	(3,039)	(16)
Other comprehensive income (loss) (attributable to owners of the parent company)	(3,280)	(1,983)	(40)
Balance as of September 30, 2026	(3,280)	(5,022)	(56)

―14―

16. Revenue

Disaggregation of Revenue

(1)
Revenue recognized from contracts with customers and other sources

	(In millions of yen)
	For the six months ended
	September 30, 2025	September 30, 2026
Revenue from contracts with customers
Transaction and service income	118,907	146,830
Revenue from other sources
Interest income (1)	53,313	73,327
Gains (losses) on financial instruments	5,523	6,065
Other operating income	889	1,681
Total	178,632	227,903

	(In millions of yen)
	For the three months ended
	September 30, 2025	September 30, 2026
Revenue from contracts with customers
Transaction and service income	62,091	76,869
Revenue from other sources
Interest income (1)	27,878	38,183
Gains (losses) on financial instruments	1,962	2,261
Other operating income	547	802
Total	92,478	118,115

(1)
The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. These guarantee fees are an integral part of the loan arrangement. In accordance with IFRS 9 “Financial Instruments”, these guarantee fees are included in the calculation under the effective interest rate method and therefore reduce interest income. The guarantee fees were 10,584 million yen and 11,588 million yen for the six months ended September 30, 2025 and 2026, respectively, and 5,372 million yen and 5,879 million yen for the three months ended September 30, 2025 and 2026, respectively.
(2)
Disaggregation of revenue from contracts with customers by type of service

For the six months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	116,113	—	116,113
Credit Payment Settlement Services and Acquiring Services (1)	20,866	—	20,866
Debit Payment Settlement Services	—	2,614	2,614
Payment settlement services deduction (2)	(46,281)	(684)	(46,965)
Subtotal	90,698	1,930	92,628
Financial services	—	11,772	11,772
Other (3)(4)	13,803	704	14,507
Total (5)	104,501	14,406	118,907

For the six months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	141,241	—	141,241
Credit Payment Settlement Services and Acquiring Services (1)	27,167	—	27,167
Debit Payment Settlement Services	—	3,078	3,078
Payment settlement services deduction (2)	(54,238)	(785)	(55,023)
Subtotal	114,170	2,293	116,463
Financial services	—	12,525	12,525
Other (3)(4)	17,088	754	17,842
Total (5)	131,258	15,572	146,830

―15―

For the three months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	71,917	—	71,917
Credit Payment Settlement Services and Acquiring Services (1)	10,794	—	10,794
Debit Payment Settlement Services	—	1,337	1,337
Payment settlement services deduction (2)	(35,121)	(352)	(35,473)
Subtotal	47,590	985	48,575
Financial services	—	5,788	5,788
Other (3)(4)	7,268	460	7,728
Total (5)	54,858	7,233	62,091

For the three months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	73,407	—	73,407
Credit Payment Settlement Services and Acquiring Services (1)	14,104	—	14,104
Debit Payment Settlement Services	—	1,513	1,513
Payment settlement services deduction (2)	(27,397)	(403)	(27,800)
Subtotal	60,114	1,110	61,224
Financial services	—	6,296	6,296
Other (3)(4)	8,964	385	9,349
Total (5)	69,078	7,791	76,869

(1)
Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 5,293 million yen and 5,925 million yen for the six months ended September 30, 2025 and 2026, respectively, and 2,624 million yen and 2,865 million yen for the three months ended September 30, 2025 and 2026, respectively.
(2)
Payment settlement services deduction mainly consists of rewards given to customers, all the deduction is related to the Payment Settlement Services only.
(3)
Other in the Payment segment includes revenues primarily earned from a monthly subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 1,593 million yen and 3,298 million yen for the six months ended September 30, 2025 and 2026, respectively, and 858 million yen and 1,812 million yen for the three months ended September 30, 2025 and 2026, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for a certain type of PayPay Card.
(4)
Other in the Financial service segment includes revenues primarily earned from system platform services provided by Credit Engine, Inc.
(5)
Almost all revenues from external customers of the Group were generated in Japan, which is the Company's country of domicile.

―16―

17. Operating Expenses

Operating expenses by nature are as follows:

For the six months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	28,421	—	—	28,421
Settlement related cost (2)	18,526	5,757	(382)	23,901
Employee benefit expenses	16,936	4,795	(2)	21,729
Provision for loss allowance	11,027	286	—	11,313
Professional and outsourcing services expenses (3)	10,328	4,624	(138)	14,814
Other operating expenses
Depreciation and amortization	8,101	3,383	—	11,484
License fees	8,784	2	—	8,786
Interest expenses	1,550	3,074	(54)	4,570
Advertising and promotion expenses	3,132	1,860	(157)	4,835
Taxes and charges	1,230	1,041	—	2,271
Amortization of contract cost	797	—	—	797
Other	6,949	2,451	(141)	9,259
Subtotal	30,543	11,811	(352)	42,002
Total	115,781	27,273	(874)	142,180

For the six months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	32,484	—	—	32,484
Settlement related cost (2)	21,351	6,201	(450)	27,102
Employee benefit expenses	18,128	5,570	(78)	23,620
Provision for loss allowance	17,241	495	—	17,736
Professional and outsourcing services expenses (3)	9,756	3,620	(84)	13,292
Other operating expenses
Depreciation and amortization	9,103	3,219	(1)	12,321
License fees	10,308	561	—	10,869
Interest expenses	2,895	6,716	(1,295)	8,316
Advertising and promotion expenses	3,381	931	(219)	4,093
Taxes and charges	1,363	1,008	—	2,371
Amortization of contract cost	1,084	—	—	1,084
Other	9,249	2,904	(575)	11,578
Subtotal	37,383	15,339	(2,090)	50,632
Total	136,343	31,225	(2,702)	164,866

For the three months ended September 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	15,268	—	—	15,268
Settlement related cost (2)(4)	9,689	2,862	(222)	12,329
Employee benefit expenses	8,463	2,485	(2)	10,946
Provision for loss allowance	5,940	133	—	6,073
Professional and outsourcing services expenses (3)	5,049	2,099	(71)	7,077
Other operating expenses
Depreciation and amortization	4,060	1,695	—	5,755
License fees	4,501	2	—	4,503
Interest expenses	786	1,610	(29)	2,367
Advertising and promotion expenses	1,721	795	(69)	2,447
Taxes and charges	606	428	—	1,034
Amortization of contract cost	411	—	—	411
Other (4)	2,764	1,062	(46)	3,780
Subtotal	14,849	5,592	(144)	20,297
Total	59,258	13,171	(439)	71,990

―17―

For the three months ended September 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	16,443	—	—	16,443
Settlement related cost (2)	11,048	3,095	(231)	13,912
Employee benefit expenses	9,027	2,900	(73)	11,854
Provision for loss allowance	9,195	227	—	9,422
Professional and outsourcing services expenses (3)	4,974	1,837	(37)	6,774
Other operating expenses
Depreciation and amortization	4,566	1,631	(1)	6,196
License fees	5,166	308	—	5,474
Interest expenses	1,736	4,128	(1,088)	4,776
Advertising and promotion expenses	1,517	449	(114)	1,852
Taxes and charges	681	517	—	1,198
Amortization of contract cost	562	—	—	562
Other	5,367	1,055	58	6,480
Subtotal	19,595	8,088	(1,145)	26,538
Total	70,282	16,147	(1,486)	84,943
(1)
Point expenses are incurred primarily when the Group grants reward points to PayPay Users through various reward programs. PayPay Users can use these points to make payments at merchants.
(2)
Settlement related cost includes fees paid to banks for users to charge their PayPay Balance from their bank accounts and brand or network fees paid to international card brands. Settlement related cost also includes interbank transaction fees.
(3)
Professional and outsourcing services expenses include customer service related costs, system development labor costs, and other professional services.
(4)
The amount of inter-segment eliminations for the three months ended September 30, 2025 has been revised to correct errors identified during the current period.

18. Earnings Per Share

(1)
Basis for Calculation of Basic Earnings Per Share

The profit for the period attributable to owners of the parent company and the weighted average number of shares used in the calculation of basic earnings per share (“EPS”) are as follows:

	For the six months ended
	September 30, 2025	September 30, 2026
Profit for the period attributable to owners of the parent company (Million yen)	83,097	35,739
Weighted average number of issued common shares during the period (Thousand shares) (1)	634,307	677,248
Basic earnings per share (Yen) (1)	131.01	52.77

	For the three months ended
	September 30, 2025	September 30, 2026
Profit for the period attributable to owners of the parent company (Million yen)	72,586	17,311
Weighted average number of issued common shares during the period (Thousand shares) (1)	637,571	677,343
Basic earnings per share (Yen) (1)	113.85	25.56
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the six months and three months ended September 30, 2025 have been retrospectively adjusted.

―18―

(2)
Basis for Calculation of Diluted Earnings Per Share

The calculation of the diluted earnings per share is based on the following data:

	For the six months ended
	September 30, 2025	September 30, 2026
Profit for the period attributable to owners of the parent company (Million yen)	83,097	35,739
Weighted average number of issued common shares during the period (Thousand shares) (1)	634,307	677,248
Effects of dilutive potential common shares (Thousand shares) (2)(3)	—	4,243
Weighted average number of common shares adjusted for the effect of dilution (Thousand shares) (1)	634,307	681,491
Diluted earnings per share (Yen) (1)	131.01	52.44

	For the three months ended
	September 30, 2025	September 30, 2026
Profit for the period attributable to owners of the parent company (Million yen)	72,586	17,311
Weighted average number of issued common shares during the period (Thousand shares) (1)	637,571	677,343
Effects of dilutive potential common shares (Thousand shares) (2)	—	3,547
Weighted average number of common shares adjusted for the effect of dilution (Thousand shares) (1)	637,571	680,891
Diluted earnings per share (Yen) (1)	113.85	25.42
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the six months and three months ended September 30, 2025 have been retrospectively adjusted.
(2)
The potential dilutive effect of the 1st series of Stock Options is not disclosed as the estimated difference between basic and diluted earnings per share was determined not to be material.
(3)
The 2nd through 46th series of Stock Options, for which the IPO condition was satisfied on March 12, 2026, were included in the computation of diluted earnings per share until June 11, 2026, on which date they were automatically extinguished due to the trigger of the knockout condition.

19. Share-Based Payments

On June 11, 2026, the knockout condition applicable to the trust-type stock option plan was triggered. Out of the stock options representing 3,807 thousand shares outstanding under the 2nd through 46th Series Stock Option plans as of March 31, 2026, options over 387 thousand shares were exercised prior to the trigger event, resulting in the automatic extinguishment of the remaining options over 3,420 thousand shares with a weighted-average exercise price of 1,300 yen. Because this condition represents a non-vesting condition, the probability of the condition being triggered was taken into account when estimating the fair value of the options at the grant date, and the Group continues to recognize the services received regardless of whether the condition is triggered. Consequently, these movements had no material impact on the condensed consolidated financial statements as of and for the three and six months ended September 30, 2026. There have been no other significant events, new grants, or material modifications regarding the Group's other share-based payment arrangements since March 31, 2026.

20. Financial Instruments

Fair Value of Financial Instruments

(i)
The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value in the condensed consolidated financial statements based on the following inputs:
•
Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

―19―

•
Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity's own assumptions that market participants would use in establishing a price.

Transfers between levels of fair value hierarchy are recognized as if they occurred at each reporting date. There were no material transfers between the levels as of March 31, 2026 and September 30, 2026.

(ii)
The following table presents financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy.

As of March 31, 2026	(In millions of yen)
	Fair value
	Level 1	Level 2	Level 3	Total
Securities
Financial assets measured at FVTPL
Debt instruments
Exchange traded funds	202,879	—	—	202,879
Equity instruments
Equity securities	306	24	964	1,294
Financial assets measured at FVTOCI
Debt instruments
Japanese government bonds and municipal bonds	55,949	2,725	—	58,674
Corporate and other debt securities	3,118	77,736	6,732	87,586
Asset-backed securities	—	—	335,214	335,214
Other financial assets
Financial assets measured at FVTPL
Derivative assets	203	2,107	—	2,310
Total	262,455	82,592	342,910	687,957
Other financial liabilities
Financial liabilities measured at FVTPL
Derivative liabilities	100	1,268	—	1,368
Total	100	1,268	—	1,368

As of September 30, 2026	(In millions of yen)
	Fair value
	Level 1	Level 2	Level 3	Total
Securities
Financial assets measured at FVTPL
Debt instruments
Exchange traded funds	265,995	—	—	265,995
Equity instruments
Equity securities	318	24	2,765	3,107
Financial assets measured at FVTOCI
Debt instruments
Japanese government bonds and municipal bonds	53,839	1,718	—	55,557
Corporate and other debt securities	713	74,760	5,986	81,459
Asset-backed securities	—	—	319,048	319,048
Equity instruments
Equity securities	96,788	—	15	96,803
Other financial assets
Financial assets measured at FVTPL
Derivative assets	262	1,962	—	2,224
Total	417,915	78,464	327,814	824,193
Other financial liabilities
Financial liabilities measured at FVTPL
Derivative liabilities	101	1,039	—	1,140
Total	101	1,039	—	1,140

―20―

(iii)
The following table compares the fair value and carrying amount of the financial assets and financial liabilities. These are not measured at fair values in the Group's Condensed Consolidated Statements of Financial Position, but for which fair values are disclosed. Certain financial instruments with short-term maturities are not included as their carrying amounts approximate their fair value.

As of March 31, 2026	(In millions of yen)
		Fair value
	Book value	Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost
Loan and advances
Mortgage loans	909,483	—	—	908,513	908,513
Overdraft	312,255	—	—	337,479	337,479
Other	16,879	—	—	16,841	16,841
Securities
Debt instruments
Japanese government bonds and municipal bonds	720,182	264,985	439,089	—	704,074
Corporate and other debt securities	328,535	—	319,545	—	319,545
Asset-backed securities	2,471	—	—	2,480	2,480
Total	2,289,805	264,985	758,634	1,265,313	2,288,932
Financial liabilities measured at amortized cost
Deposits
Demand deposits	2,090,486	—	2,090,486	—	2,090,486
Time deposits	178,594	—	178,319	—	178,319
Borrowings
Loan payables	491,956	—	208,150	278,056	486,206
Total	2,761,036	—	2,476,955	278,056	2,755,011

As of September 30, 2026	(In millions of yen)
		Fair value
	Book value	Level 1	Level 2	Level 3	Total
Financial assets measured at amortized cost
Loan and advances
Mortgage loans	1,023,090	—	—	1,021,398	1,021,398
Overdraft	348,432	—	—	383,833	383,833
Other	26,201	—	—	26,091	26,091
Securities
Debt instruments
Japanese government bonds and municipal bonds	734,450	269,307	440,930	—	710,237
Corporate and other debt securities	322,937	—	310,874	—	310,874
Asset-backed securities	2,202	—	—	2,196	2,196
Total	2,457,312	269,307	751,804	1,433,518	2,454,629
Financial liabilities measured at amortized cost
Deposits
Demand deposits	2,164,265	—	2,164,265	—	2,164,265
Time deposits	268,744	—	269,288	—	269,288
Borrowings
Loan payables	797,699	—	281,468	511,552	793,020
Total	3,230,708	—	2,715,021	511,552	3,226,573
(iv)
Fair value of financial instruments is measured as follows:
(A)
Debt instruments

Fair values of the debt instruments that consist of Exchange traded funds are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

Fair values of the debt instruments that consist either of Japanese government bonds and municipal bonds or of Corporate and other debt securities are classified as Level 1 when they are evaluated at quoted prices for the identical assets in active markets. They are classified as Level 2 when they are evaluated at quoted prices for the identical assets in markets that are not active with an adjustment or further corroboration that these prices are representative of fair value.

―21―

The debt instruments within Corporate and other debt securities that are classified as Level 3 consist of repackaged notes. The debt instruments within Asset-backed securities include residential mortgage backed, credit card asset-backed, installment receivables backed, and other asset-backed securities. The fair values of repackaged notes and asset-backed securities are evaluated with broker or dealer quotations of identical or similar securities where the significant inputs are expected cash flows and discount margin/spreads. Because such significant inputs are unobservable, they are classified as Level 3. The Group evaluates the methods and the significant inputs the brokers or dealers use in measuring the fair values through inquiries to brokers or dealers. The Group independently validates the fair values and compares them to the quotations provided by the brokers or dealers with certain reasonable thresholds. This control activity is designed and operated by the risk management departments on a quarterly basis.

(B)
Equity instruments

These securities include listed shares, unlisted shares and private investment trusts. Fair values of listed shares are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1. Fair values of unlisted shares are measured using net asset value method and those are classified as Level 3 because they include significant unobservable inputs. Fair values of private investment trust that are measured using market-observable inputs such as interest rates reflecting external credit ratings are classified as Level 2, and those that use significant unobservable inputs such as unobservable real estate risk premium are classified as Level 3. The fair values of the private investment trust that are classified as Level 3 were determined using broker or dealer quotes. The broker or dealer quotes used are non-binding and reflect indicative pricing based on proprietary models and assumptions. The Group does not have access to the specific inputs used by the brokers or dealers by considering the fact that the amount invested is still immaterial.

(C)
Derivative instruments

Fair values of the derivative instruments that consist of listed derivatives are evaluated at quoted prices for the identical derivatives in active markets and those are classified as Level 1. Fair values of the derivative instruments that consist of over-the-counter foreign currency derivatives are evaluated using broker or dealer quotations derived by discounted future cash-flow method where the significant inputs are future foreign exchange rates and interest rates. These are classified as Level 2.

(D)
Loans and advances

Fair values of the loans and advances are measured based on the discounted cash flow model using an interest rate considering the credit spread that is based on the internal rating and loan terms. Because the credit spread is a significant unobservable input, these are classified as Level 3.

(E)
Deposits

Fair values of the on-demand deposits that are paid immediately upon demand on the statement of financial position date are measured at fair value at that amount. Fair values of the time deposits are measured based on the discounted present value obtained by discounting future cash flows applying current rates for deposits of similar remaining maturities. For those with a short remaining maturity (six months or less), fair value is approximately equal to book value, so the book value is recorded as fair value. These are classified as Level 2.

(F)
Borrowings

Fair values of the borrowings are measured based on the discounted cash flow model using an interest rate considering the Group's own credit spread that would be used for borrowing with the same terms and maturity. Borrowings are classified as Level 2 when the credit spread used for the fair value measurement is observable. They are classified as Level 3 when the Group's own credit spread used for the fair value measurement is unobservable.

Other financial instruments not listed above, such as call loans, are settled mainly within one year and book value approximates their fair value.

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(v)
The changes in financial instruments categorized as Level 3

The changes in financial instruments categorized as Level 3 are as follows:

For the six months ended September 30, 2025		(in millions of yen)
		Financial assets measured at FVTOCI
		Asset-backed securities	Corporate and other debt securities	Total
Fair value as of April 1, 2025		279,442	8,200	287,642
Purchases		47,000	—	47,000
Total gains (losses) for the period:
Included in other comprehensive income (loss)		631	7	638
Sales and settlements		(37,429)	(699)	(38,128)
Fair value as of September 30, 2025		289,644	7,508	297,152

For the six months ended September 30, 2026		(in millions of yen)
	Financial assets measured at FVTPL	Financial assets measured at FVTOCI
	Equity securities	Asset-backed securities	Corporate and other debt securities	Equity securities	Total
Fair value as of April 1, 2026	964	335,214	6,732	—	342,910
Purchases	1,792	30,000	—	—	31,792
Total gains (losses) for the period:
Included in profit or loss	9	—	—	—	9
Included in other comprehensive income (loss)	—	(1,853)	(46)	—	(1,899)
Sales and settlements	—	(44,318)	(700)	—	(45,018)
Other	—	5	—	15	20
Fair value as of September 30, 2026	2,765	319,048	5,986	15	327,814

(vi)
Valuation techniques and inputs

The valuation techniques used to measure the fair value of major assets classified as Level 3, significant unobservable inputs, and their range are as follows:

Financial assets	Valuation technique	Significant unobservable inputs	Range of inputs
Repackaged notes	Discounted cash flows	Discount margin/spreads	2.64% (1)
Asset-backed securities	Discounted cash flows	Discount margin/spreads	1.67%~2.96% (1)
(1)
The range of inputs includes not only discount margin/spreads but also the benchmark rates that are used to discount expected cash flows provided by the brokers and dealers.

Discount margin/spreads represent the discount rates used when calculating the present value of future cash flows. In discounted cash flow models, such spreads are added to the benchmark rate when discounting the future expected cash flows. Hence, all other factors being equal, increases in discount margin/spreads would result in a decrease in fair value. They generally reflect the premium an investor expects to achieve over the benchmark interest rate to compensate for the higher risk driven by the uncertainty of the cash flows caused by the credit quality of the asset.

21. Investments Accounted for Using the Equity Method

For the six months ended September 30, 2026, the Company reassessed estimates of future cash flows for the equity method investment in Binance Japan Inc. due to lower than expected operating performance against the business plan established at the time of the share acquisition, taking into account changes in macroeconomic and cryptocurrency market conditions, and the resulting update to the business outlook. As a result, the carrying amount was reduced to its recoverable amount of 7,133 million yen, and an impairment loss of 4,484 million yen was recognized in "Share of loss of investments accounted for using the equity method" in the Group's Condensed Consolidated Statements of Profit or Loss. The recoverable amount was measured based on value in use. Value in use was assessed by discounting the estimated future cash flows using a pre-tax discount rate of 12.1%.

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22. Commitments

For the six months ended September 30, 2025 and 2026, the Group entered into significant commitments for the purchase of property, plant and equipment, intangible assets, and services amounting to 28,193 million yen and 2,843 million yen, respectively. These commitments primarily related to outstanding purchase commitments for cloud computing licenses.

23. Supplemental Cash Flow Information

(1)
Interest received and interest paid

Cash flows from operating activities include the following amounts of interest received and interest paid (negative figures indicate payments).

		(In millions of yen)
	For the six months ended
	September 30, 2025	September 30, 2026
Interest received	50,983	69,247
Interest paid	(4,688)	(8,398)

(2)
Significant Non-cash Transactions

Significant non-cash transactions are as follows:

	(In millions of yen)
	For the six months ended
	September 30, 2025	September 30, 2026
Increase in right-of-use assets	712	153

24. Additional Information

On June 4, 2026, the Company entered into the Share Purchase Agreement to purchase 70.2% of shares of T&D Financial Life Insurance Company. The consideration for the shares is expected to be approximately 132 billion yen. The acquisition is intended to add life insurance services to the Company's financial services offering and to combine T&D Financial Life Insurance Company's business platform with the Company's digital platform and customer base. The consummation of the share acquisition is subject to regulatory approval and permits from the relevant authorities, the implementation of an IFRS transition plan at T&D Financial Life Insurance Company and other customary closing conditions.

As of the date of approval of these condensed consolidated financial statements, the financial impact of the transaction cannot be reasonably estimated because the transaction has not yet been completed and the purchase price allocation and related assessments have not been finalized.

25. Subsequent Events

There is no subsequent event to be disclosed.

26. Approval of Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been approved by Wataru Kagechika, Managing Corporate Officer and Chief Financial Officer on November 13, 2026.

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